SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ClearOne Communications Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
185060100
(CUSIP Number)

Edward Dallin Bagley

2350 Oakhill Drive

Salt Lake City, UT 84121

(801) 573-8227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. G.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 185060100

1	Names of Reporting Persons Edward Dallin Bagley
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) . (b) .
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) .
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,296,900
	8	Shared Voting Power 126,166
	9	Sole Dispositive Power 2,296,900
	10	Shared Dispositive Power 126,166
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,423,066
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13	Percent of Class Represented by Amount in Row (11) 27.0%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.

Security and Issuer

This statement on Schedule 13D relates to shares of common stock, par value $0.001 (the “Common Stock”), of ClearOne Communications, Inc., a Utah corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116. The Schedule 13D filed on May 29, 2009 by the Reporting Person with respect to shares of the Issuer’s Common Stock is hereby amended in its entirety to furnish the additional information set forth herein.

ITEM 2.

Identity and Background

(a)

NAME:

Edward Dallin Bagley (the “Reporting Person” or “Mr. Bagley”).

(b)

RESIDENCE OR BUSINESS ADDRESS:

2350 Oakhill Drive, Salt Lake City, Utah 84121.

(c)

PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Bagley is principally self-employed as an investor and attorney.

(d), (e)

CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS:

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was or is to make the Reporting Person subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

CITIZENSHIP:

The Reporting Person is a citizen of the United States.

ITEM 3.

Source and Amount of Funds or Other Consideration

The source of the funds used to purchase the Issuer’s Common Stock was Mr. Bagley’s personal funds.

ITEM 4.

Purpose of Transaction

The Reporting Person has acquired the Issuer’s Common Stock for investment purposes.

In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at such times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations.  The Reporting Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Person modifying his ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  The Reporting Person may at any time reconsider and change his plans or proposals relating to the foregoing.

The Reporting Person entered into a written stock purchase plan with a broker-dealer effective December 7, 2009 (the “Stock Purchase Plan”) pursuant to which such broker-dealer was instructed to purchase up to an aggregate of $200,000 of the Common Stock during each calendar month at a purchase price of not more than $5.00 per share.  Subject to these parameters, the timing and execution of all purchases are made at the sole discretion of the broker and a copy of the plan has been delivered to the Issuer.  The Stock Purchase Plan terminates on the earliest to occur of December 31, 2010, the date on which a total of $2,000,000 of Common Stock has been purchased under the Stock Purchase Plan or the death of the Reporting Person.  The Reporting Person may also purchase shares of the Common Stock outside the Stock Purchase Plan in open market transactions or in privately negotiated transactions.

The Reporting Person had previously entered into a written stock purchase plan with a broker-dealer in November 2008 which terminated in accordance with its terms in November 2009.

ITEM 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person is the beneficial owner of 2,423,066 shares of the Common Stock, representing approximately 27.0% of the Issuer’s outstanding Common Stock based on the Issuer’s reported 8,929,350 outstanding shares of Common Stock as of August 12, 2010 as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2010.  The Reporting Person is the direct owner (of record or through broker-dealers) of 2,240,149 shares of Common Stock, holds stock options that are currently exercisable or are exercisable within 60 days with respect to 56,751 shares of Common Stock, and is deemed to be the beneficial owner of 126,166 shares of Common Stock owned directly (of record or through broker-dealers) by his spouse.  The Reporting Person currently holds stock options with respect to a total of 72,167 shares of the Common Stock, of which 55,918 are vested as of the date of this report.  The remaining unvested options vest with respect to approximately 416 shares of Common Stock per month.

(b)

Number of shares of Common Stock as to which the Reporting Person has:

(i)

Sole power to vote or direct the vote:  2,296,900

(ii)

Shared power to vote or direct the vote:  126,166

(iii)

Sole power to dispose or direct the disposition:  2,296,900

(iv)

Shared power to dispose or direct the disposition:  126,166

(c)

The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by the Reporting Person, inclusive of any transactions effected through 5:00 p.m., Salt Lake City time, on September 1, 2010. All such transactions were purchases of Common Stock effected pursuant to the Stock Purchase Plan in the  open market and the table includes commissions paid in the per share prices.

Transaction Date	No. of Shares Purchased	Purchase Price Per Share
07/22/2010 08/12/2010	10,000 13,000	$3.00 $3.00

(d)

The Reporting Person’s spouse has the power to direct the receipt of dividends on and the proceeds of sales on the 126,166 shares of Common Stock directly owned by her.

(e)

Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7.

Material to be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2010

/s/ Edward Dallin Bagley

Edward Dallin Bagley